United States securities and exchange commission logo





                              January 17, 2024

       Kent Louis Kaufman
       Chief Executive Officer
       Black Hawk Acquisition Corp
       4125 Blackhawk Plaza Circle, Suite 166
       Danville, CA 94506

                                                        Re: Black Hawk
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
21, 2023
                                                            CIK No. 0002000775

       Dear Kent Louis Kaufman:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors, page 34

   1. We note your risk factor disclosure regarding the excise tax included in the Inflation
                                                        Reduction Act of 2022.
Please revise your disclosure to include the risk that the excise tax could reduce the trust
account funds available to pay redemptions or that are available to the combined company
following a de-SPAC. Describe the risks of the excise tax
                                                        applying to redemptions
in connection with:
                                                            liquidations that
are not implemented to fall within the meaning of    complete
                                                             liquidation    in
Section 331 of the Internal Revenue Code,
                                                            extensions,
depending on the timing of the extension relative to when the SPAC completes a
de-SPAC or liquidates, and
                                                            de-SPACs, depending
on the structure of the de-SPAC transaction.
                                                        Also describe, if
applicable, the risk that if existing SPAC investors elect to redeem their shares such that their
redemptions would subject the SPAC to the stock buyback
 Kent Louis Kaufman
Black Hawk Acquisition Corp
January 17, 2024
Page 2
       excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
General

2. With a view toward disclosure, please tell us whether your sponsor is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
       Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Catherine De Lorenzo at 202-551-3772 or Ruairi Regan at 202-551-3269
with any other questions.



                                                             Sincerely,
FirstName LastNameKent Louis Kaufman
                                                             Division of
Corporation Finance
Comapany NameBlack Hawk Acquisition Corp
                                                             Office of Real
Estate & Construction
January 17, 2024 Page 2
cc:       Cassi Olson, Esq.
FirstName LastName